August 12, 2025

Randall M. Chesler
Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

       Re: Glacier Bancorp, Inc.
           Registration Statement on Form S-4
           Filed August 1, 2025
           File No. 333-289156
Dear Randall M. Chesler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   David Post